Exhibit 99.1

Freeline Reports First Quarter 2023 Financial Results and Business Highlights

Expect to report initial clinical data for FLT201 in Gaucher disease in third quarter of 2023

FLT201 granted ILAP designation, which aims to accelerate time to market and facilitate patient access in the UK for medicines that address significant unmet needs

Regained compliance with Nasdaq listing requirements

LONDON, May 30, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported financial results for the first quarter of 2023 and provided a business update.

“FLT201 is a potential first- and best-in-class gene therapy for people with Gaucher disease, potentially improving clinical outcomes with a one-time treatment,” said Michael Parini, Freeline’s Chief Executive Officer. “The granting of the ILAP designation by UK regulators further highlights the significant need for more effective and less burdensome therapies for people with Gaucher disease. Advancing FLT201 toward initial clinical data is our greatest near-term strategic imperative, and we expect to deliver meaningful safety and enzyme data from the first cohort of the GALILEO-1 Phase 1/2 trial in the third quarter of this year.

“Importantly, we continue to make significant strides as a company in driving greater focus, financial discipline, and operational efficiency,” Parini continued. “Over the past year, we have prioritized the clinical portfolio, streamlined the organization, and reduced operating costs by approximately 30 percent. Our first quarter results reflect our commitment to focus on what we believe will provide the greatest benefit for patients and drive the greatest value for Freeline and its shareholders.”

Anticipated Clinical Data for FLT201

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Report initial data, including assessments of safety and enzyme activity, from the first cohort of the GALILEO-1 trial of FLT201 in Gaucher disease in the third quarter of 2023.

Recent Corporate Highlights

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Freeline received notice on May 26 from The Nasdaq Stock Market LLC (Nasdaq) informing the company that it has regained compliance with the Nasdaq minimum bid price requirement. The company is now in compliance with all applicable listing standards and its American Depositary Shares will continue to be traded on the Nasdaq Capital Market under the ticker symbol FRLN.

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Freeline also announced that it has entered into a favorable mutual release and settlement agreement with Brammer Bio MA, LLC to resolve the arbitration arising from the Dedicated Manufacturing and Commercial Supply Agreement. Pursuant to the terms of the settlement agreement, Freeline paid Brammer $2.25 million and no longer has any ongoing or future obligations to Brammer.

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Earlier this month, FLT201 was granted an Innovation Passport for the treatment of Gaucher disease type 1 under the Innovative Licensing and Access Pathway (ILAP) by the U.K. Medicines and Healthcare Products Regulatory Agency (MHRA). The Innovation Passport is the first step in the ILAP process, which aims to accelerate time to market and facilitate patient access to medicines in the UK for life-threatening or seriously debilitating conditions, or conditions for which there is a significant patient or public health need.

Q1 2023 Financial Results

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Cash position: As of March 31, 2023, unrestricted cash and cash equivalents were $55.4 million, compared to $47.3 million as of December 31, 2022. The $8.1 million net increase was primarily driven by the closing of the previously announced sale of the company’s CMC-focused German subsidiary, Freeline Therapeutics GmbH, and certain related intellectual property to Ascend Gene and Cell Therapies Ltd. Freeline expects that its current level of cash and cash equivalents will enable the company to fund its planned operations into the second quarter of 2024.

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Total operating expenses: Total operating expenses for the three months ended March 31, 2023 were $20.1 million, compared to $28.2 million for the same period in 2022. The decrease in total operating expenses of $8.1 million was primarily attributable to a decrease in expenditures related to the company’s deprioritized FLT180a and FLT190 programs, including CMC costs, and reduced headcount-related costs, including share-based compensation expense. These decreases were partially offset by a one-time restructuring charge of $1.1 million and $2.2 million in fees associated with the sale of the company’s German subsidiary.

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Net income: Net income was $1.2 million, or $0.02 per basic and diluted share, for the first three months ended March 31, 2023, as compared to a net loss of $26.7 million, or $0.63 per basic and diluted share in the same period in 2022.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the Company’s strategies, anticipated operating and financial performance and financial condition; the potential of FLT201 to be a first- and best-in-class gene therapy for Gaucher disease and change the lives of and improve clinical outcomes for people with Gaucher disease type 1 with a one-time therapy, the

Company’s expectations regarding its use of cash and cash runway; and the timing of data readouts from the Company’s GALILEO-1 Phase 1/2 clinical trial. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline in light of management’s substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of this press release; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates.. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Condensed Consolidated Statement of Operations Data
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Unaudited Condensed Consolidated Balance Sheet Data

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Media and Investor Contact:
Naomi Aoki
naomi.aoki@freeline.life
Senior Vice President, Head of Investor Relations & Communications
+ 1 617 283 4298